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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Eon Labs, Inc.
(Name of Subject Company)

Novartis AG
Novartis Corporation
Zodnas Acquisition Corp.
(Name of Filing Persons—Offerors)

Common Stock, Par Value $0.01
(Title of Class of Securities)

29412E100
(CUSIP Number of Class of Securities)

George Miller
Head of Legal and General Affairs
Novartis AG
35 Lichtstrasse
CH-4002 Basel, Switzerland
41-61-324-1111
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

-Copies to-
Andrew R. Brownstein, Esq.
Trevor S. Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$977,098,158*	$195,420*
*
Estimated for purposes of calculating the amount of the filing fee only. The filing fee is calculated based on (i) the total number of shares of common stock, par value $0.01 of Eon Labs, Inc. outstanding as of May 5, 2005 according to Eon Labs, Inc.'s Quarterly Report filed with the Commission on Form 10-Q for the period ending March 31, 2005 (the "10-Q") (excluding (1) 60,000,000 shares of Eon Labs, Inc. common stock owned by Santo Holding (Deutschland) GmbH which are to be acquired outside the United States pursuant to a private agreement and (2) 137,122 shares of Eon Labs, Inc. common stock owned by Hexal AG which are to be indirectly acquired outside the United States pursuant to a private agreement) and (ii) the number of options to purchase shares of common stock of Eon Labs, Inc. outstanding as of March 31, 2005 according to the 10-Q. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate cash offered by the bidder.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO is filed by Novartis AG, a Swiss corporation, Novartis Corporation, a New York corporation and an indirect wholly owned subsidiary of Novartis AG ("Novartis US"), and Zodnas Acquisition Corp., a Delaware corporation ("Zodnas") and an indirect wholly owned subsidiary of Novartis US. This Schedule TO relates to the offer by Zodnas to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Eon Labs, Inc., a Delaware corporation ("Eon"), for $31.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer").

        Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated by reference in response to Items 1-9 and 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

        The Agreement and Plan of Merger, dated as of February 20, 2005, by and among Novartis US, Zodnas, Eon and, for purposes of Section 12 thereof only, Novartis AG (the "Merger Agreement"), a copy of which is incorporated by reference herein as Exhibit (d)(1) to this Schedule TO; the Agreement for Purchase and Sale of Stock of Eon, by and between Novartis US, Santo Holding (Deutschland) GmbH ("Santo") and, for purposes of Section 10.12 thereof only, Novartis AG (the "Santo Agreement"), a copy of which is incorporated by reference herein as Exhibit (d)(2) to this Schedule TO; and the Confidentiality Agreement, by and between Novartis US and Eon, dated as of February 11, 2005, a copy of which is incorporated by reference herein as Exhibit (d)(3) to this Schedule TO, are each incorporated by reference in this Schedule TO.

Item 10.

        Not applicable.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated May 23, 2005.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by Novartis dated February 21, 2005, incorporated in this Schedule TO by reference to the Schedule TO filed by Novartis US, Novartis AG, and Zodnas on February 22, 2005.
(a)(5)(B)	Form of Summary Advertisement published in The Wall Street Journal on May 23, 2005.

(a)(6)(A)	Complaint titled Ellen Wiehl v. Eon Labs, Inc. et al., filed on February 22, 2005, in the Chancery Court of the State of Delaware, County of New Castle.
(a)(6)(B)	Complaint titled Paulena Partners LLC v. Eon Labs, Inc. et al., filed on February 22, 2005, in the Chancery Court of the State of Delaware, County of New Castle.
(a)(6)(C)	Complaint titled Robert Kemp, IRRA v. Eon Labs, Inc. et al., filed on February 22, 2005, in the Chancery Court of the State of Delaware, County of New Castle.
(a)(6)(D)	Complaint titled Peter J. Calcagno v. Eon Labs, Inc. et al., filed on February 23, 2005, in the Chancery Court of the State of Delaware, County of New Castle.
(a)(6)(E)	Complaint titled Christopher Pizzo v. Novartis AG et al., filed on February 23, 2005, in the Supreme Court of the State of New York, County of New York.
(a)(6)(F)	Complaint titled Erste Sparinvest Kapitalanlagegesellschaft MBH v. Eon Labs, Inc. et al., filed on March 1, 2005, in the Chancery Court of the State of Delaware, County of New Castle.
(a)(6)(G)	Complaint titled Merl Huntsinger v. Eon Labs, Inc. et al., filed on March 1, 2005, in the Chancery Court of the State of Delaware, County of New Castle.
(a)(6)(H)	Complaint titled Jason Hung v. Eon Labs, Inc. et al., filed on March 3, 2005, in the Chancery Court of the State of Delaware, County of New Castle.
(b)	None.
(d)(1)
Agreement and Plan of Merger, dated as of February 20, 2005, by and among Novartis US, Zodnas, Eon and, for purposes of Section 12 thereof only, Novartis AG, incorporated in this Schedule TO by reference to Exhibit 2.2 to the Schedule 13D filed by Novartis US, Novartis AG and Zodnas on March 2, 2005.
(d)(2)
Agreement for Purchase and Sale of Stock, dated as of February 20, 2005, by and between Novartis US, Santo and, for purposes of Section 10.12 thereof only, Novartis AG, incorporated in this Schedule TO by reference to Exhibit 2.1 to the Schedule 13D filed by Novartis US, Novartis AG and Zodnas on March 2, 2005.
(d)(3)
Confidentiality Agreement, by and between Novartis US and Eon, dated as of February 11, 2005, incorporated in this Schedule TO by reference to Exhibit 2.3 to the Schedule 13D filed by Novartis US, Novartis AG and Zodnas on March 2, 2005.
(g)	None.
(h)	Not applicable.

Item 13. Information Required by Schedule 13e-3

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: May 23, 2005

Novartis AG

By:	/s/ RAYMUND BREU Name: Dr. Raymund Breu Title: Authorized Signatory

By:	/s/ URS BAERLOCHER Name: Urs Baerlocher Title: Authorized Signatory

Novartis Corporation

By:	/s/ MARTIN HENRICH Name: Martin Henrich Title: Executive Vice President

Zodnas Acquisition Corp.

By:	/s/ WAYNE P. MERKELSON Name: Wayne P. Merkelson Title: Vice President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 23, 2005.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by Novartis dated February 21, 2005, incorporated in this Schedule TO by reference to the Schedule TO filed by Novartis AG, Novartis US and Zodnas on February 22, 2005.
(a)(5)(B)	Form of Summary Advertisement published in The Wall Street Journal on May 23, 2005.
(a)(6)(A)	Complaint titled Ellen Wiehl v. Eon Labs, Inc. et al., filed on February 22, 2005, in the Chancery Court of the State of Delaware, County of New Castle.
(a)(6)(B)	Complaint titled Paulena Partners LLC v. Eon Labs, Inc. et al., filed on February 22, 2005, in the Chancery Court of the State of Delaware, County of New Castle.
(a)(6)(C)	Complaint titled Robert Kemp, IRRA v. Eon Labs, Inc. et al., filed on February 22, 2005, in the Chancery Court of the State of Delaware, County of New Castle.
(a)(6)(D)	Complaint titled Peter J. Calcagno v. Eon Labs, Inc. et al., filed on February 23, 2005, in the Chancery Court of the State of Delaware, County of New Castle.
(a)(6)(E)	Complaint titled Christopher Pizzo v. Novartis AG et al., filed on February 23, 2005, in the Supreme Court of the State of New York, County of New York.
(a)(6)(F)	Complaint titled Erste Sparinvest Kapitalanlagegesellschaft MBH v. Eon Labs, Inc. et al., filed on March 1, 2005, in the Chancery Court of the State of Delaware, County of New Castle.
(a)(6)(G)	Complaint titled Merl Huntsinger v. Eon Labs, Inc. et al., filed on March 1, 2005, in the Chancery Court of the State of Delaware, County of New Castle.
(a)(6)(H)	Complaint titled Jason Hung v. Eon Labs, Inc. et al., filed on March 3, 2005, in the Chancery Court of the State of Delaware, County of New Castle.
(b)	None.
(d)(1)
Agreement and Plan of Merger, dated as of February 20, 2005, by and among Novartis US, Zodnas, Eon and, for purposes of Section 12 thereof only, Novartis AG, incorporated in this Schedule TO by reference to Exhibit 2.2 to the Schedule 13D filed by Novartis US, Novartis AG and Zodnas on March 2, 2005.

(d)(2)
Agreement for Purchase and Sale of Stock, dated as of February 20, 2005, by and between Novartis US, Santo and, for purposes of Section 10.12 thereof only, Novartis AG, incorporated in this Schedule TO by reference to Exhibit 2.1 to the Schedule 13D filed by Novartis US, Novartis AG and Zodnas on March 2, 2005.
(d)(3)
Confidentiality Agreement, by and between Novartis US and Eon, dated as of February 11, 2005, incorporated in this Schedule TO by reference to Exhibit 2.3 to the Schedule 13D filed by Novartis US, Novartis AG and Zodnas on March 2, 2005.
(g)	None.
(h)	Not applicable.

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SIGNATURE
EXHIBIT INDEX